GRASIM
ADITYA BIRLA GROUP

January 20, 2007

BY AIR MAIL

082-03322

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

Dear Sir,

Re: Result of Postal Ballot for Employee Stock Option Scheme – 2006

Pursuant to the provisions of Section 192A of the Companies Act, 1956, read with Companies (Passing of the Resolution by Postal Ballot) Rules, 2001, the consent of the Shareholders of the Company was sought by Postal Ballot in respect of Special Resolution u/s 81(1A) of the Companies Act, 1956 and Securities And Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 for approval of the Employee Stock Option Scheme – 2006 and offer and issue of equity shares under the same as per resolution set out in the Notice dated 15th December, 2006 of the Company. The last date for receipt of the Postal Ballot forms duly completed from the Shareholders was 17th January, 2007.

Shri Anil Jain, Chartered Accountant, Nagda (M.P.), who was appointed as the Scrutinizer for the Postal Ballot has submitted the Postal Ballot Report. As per the said Report, the details of Votes cast are as follows:

	Particulars	No. of Postal Ballot Forms received	No. of Shares Voted	% of Total Votes
1.	Shares voted giving Assent to the Resolution	6,528	4,20,20,810	99.87
2.	Shares voted giving Dissent to the Resolution	449	20,963	0.05
3.	Votes rejected	194	32,159	0.08
	Total	**7,171**	**4,20,73,932**	**100.00**

The aforesaid Special Resolution has, therefore, been assented to by the Shareholders by the requisite majority.

This is for your information please.

Thanking you,

Yours faithfully,

Ashok Malu

Ashok Malu
Company Secretary

dlw 2/20

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 025.
Tel. 91-22-5652 5000 / 2499 5000 • Fax. 91-22-5652 5114 / 2499 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

END